FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on power generation increase of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on October 14, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION WITHIN CHINA INCREASES 23.85%
IN THE FIRST THREE QUARTERS OF 2011

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announces its power generation in the first three quarters of 2011.

According to the Company’s preliminary statistics, as of 30 September 2011, the Company’s total power generation within China on consolidated basis amounted to 236.428 billion kWh, representing an increase of 23.85% over the same period last year. Total electricity sold amounted to 222.780 billion kWh, representing an increase of 24.02% over the same period last year.

The increase in power generation of the Company was mainly attributable to the following reasons:

1.
the Company seized the favourable opportunity of the good economic trend and greater national power demand in the PRC during the period of January to July in 2011 and expanded the market by various channels and increased power generation with marginal contribution; and

2.
various new generating units of the Company had commenced operation since the second half year of 2010 and the Company also completed the acquisition of Diandong Energy Company and Zhanhua Co-generation, thereby increasing the Company’s market share.

The power generation and electricity sold by each of the Company’s domestic power plants in the first three quarters of 2011 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first three quarters of 2011	Power generation for the first three quarters of 2010	Change	Electricity sold for the first three quarters of 2011	Electricity sold for the first three quarters of 2010	Change

Liaoning Province
Dalian	5.054	6.120	-17.42%	4.795	5.825	-17.68%
Dandong	2.518	3.010	-16.35%	2.396	2.864	-16.34%
Yingkou	6.539	7.405	-11.69%	6.124	6.947	-11.85%
Yingkou Co-generation	2.282	2.790	-18.21%	2.129	2.595	-17.96%
Wafangdian Wind Power	0.037	—	—	0.035	—	—

Inner Mongolia
Huade Wind Power	0.093	0.095	-2.11%	0.092	0.093	-1.08%

Hebei Province
Shang’an	11.109	10.447	6.34%	10.447	9.810	6.49%
Kangbao Wind Power	0.00029	—	—	—	—	—

Gansu Province
Pingliang	9.066	5.940	52.63%	8.582	5.612	52.92%

Beijing
Beijing Co-generation	3.691	3.491	5.73%	3.263	3.085	5.77%

Tianjin
Yangliuqing Co-generation	5.095	4.823	5.64%	4.766	4.491	6.12%

Shanxi Province
Yushe	3.064	3.695	-17.08%	2.830	3.409	-16.98%

Shandong Province
Dezhou	11.335	12.134	-6.58%	10.666	11.452	-6.86%
Jining	3.769	3.921	-3.88%	3.503	3.631	-3.53%

Domestic Power Plant	Power generation for the first three quarters of 2011	Power generation for the first three quarters of 2010	Change	Electricity sold for the first three quarters of 2011	Electricity sold for the first three quarters of 2010	Change

Xindian	2.505	2.716	-7.77%	2.344	2.551	-8.11%
Weihai	8.248	3.002	174.75%	7.848	2.828	177.51%
Rizhao Phase II	6.337	6.232	1.68%	5.983	5.910	1.24%
Zhanhua Co-generation	1.232	1.322	-6.83%	1.126	—	—

Henan Province
Qinbei	11.673	10.437	11.84%	11.009	9.840	11.88%

Jiangsu Province
Nantong	7.148	6.530	9.46%	6.819	6.238	9.31%
Nanjing	2.936	2.804	4.71%	2.769	2.644	4.73%
Taicang	8.648	8.959	-3.47%	8.179	8.217	-0.46%
Huaiyin	5.843	6.048	-3.39%	5.494	5.691	-3.46%
Jinling (Combined-cycle)	2.819	1.656	70.23%	2.752	1.616	70.30%
Jinling (Coal-fired)	8.641	5.166	67.27%	8.124	4.888	66.20%
Qidong Wind Power	0.214	0.157	36.31%	0.209	0.154	35.71%

Shanghai
Shidongkou First	5.865	5.938	-1.23%	5.520	5.582	-1.11%
Shidongkou Second	5.616	4.875	15.20%	5.390	4.673	15.34%
Shanghai Combined-cycle	1.031	1.634	-36.90%	1.005	1.594	-36.95%
Shidongkou Power	4.812	3.481	38.24%	4.538	3.278	38.44%

Chongqing
Luohuang	12.119	8.976	35.02%	11.229	8.250	36.11%

Zhejiang Province
Changxing2	—	1.077	—	—	0.989	—
Yuhuan	20.431	16.871	21.10%	19.452	16.069	21.05%

Hunan province
Yueyang	7.961	4.048	96.67%	7.485	3.765	98.80%

Domestic Power Plant	Power generation for the first three quarters of 2011	Power generation for the first three quarters of 2010	Change	Electricity sold for the first three quarters of 2011	Electricity sold for the first three quarters of 2010	Change

Jiangxi Province
Jinggangshan	7.188	6.022	19.36%	6.835	5.732	19.24%

Fujian Province
Fuzhou	12.610	5.750	119.30%	11.979	5.471	118.95%

Guangdong Province
Shantou Coal-fired	5.355	5.372	-0.32%	5.020	5.019	0.02%
Haimen	10.685	9.281	15.13%	10.206	8.822	15.69%

Yunnan Province
Diandong Energy1	8.432	8.708	-3.17%	7.770	—	—
Yuwang Energy1	4.427	4.702	-5.84%	4.067	—	—

Total	236.428	190.903	23.85%	222.780	179.635	24.02%

1.
The figures representing the power generation of Shandong Zhanhua Co-generation, Yunnan Diandong Energy and Yuwang Energy in the first three quarters of 2010 were for information only. These figures had not been included in the calculation of the total figures for the Company’s power generation in the first three quarters of 2010.

2.	Changxing Power Plant in Zhejiang Province had ceased operation.

The accumulated power generation of Tuas Power Limited in Singapore in the first three quarters of 2011 accounted for a market share of 27.1% in Singapore, representing an increase of 2.5 percentage points as compared to 24.6% of the same period last year.

Moreover, a number of generating units of the Company commenced commercial operation recently. The Company’s controlled power generation installed capacity increased by 1,920 MW in total and the equity-based power generation installed capacity increased by 1,260 MW. Up to date, the aggregate controlled power generation installed capacity of the Company is

56,419 MW and the equity-based power generation installed capacity is 52,292.5 MW.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
14 October 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    October 14, 2011